10026474

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
MAR 1 2010
503

SEC FILE NUMBER
8- 52512

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-09 (MM/DD/YY) AND ENDING 12-31-09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Capital Group Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1220 Pontiac Avenue, #301
(No. and Street)

Cranston	R.I.	02920
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry Misbin 401-943-2210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cayer Caccia, LLP
(Name – *if individual, state last, first, middle name*)

931 Jefferson Blvd, Ste 2007	Warwick	R.I.	02886
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

H 3/1

3/12

OATH OR AFFIRMATION

I, Barry Misbin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Capital Group Securities, INc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cayer Caccia

Gerard R. Cayer
CPA, MST, CVA

Mark V. Caccia
CPA, MST, CVA

Donna T. Caccia
CPA, MST, CFP™

INDEPENDENT ACCOUNTANT'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1)FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Stockholders
of The Capital Group Securities, Inc.
Cranston, Rhode Island

In planning and performing our audit of the financial statements and supplemental schedules of The Capital Group Securities, Inc. (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Cayer Caccia, LLP | *Certified Public Accountants and Business Consultants*
931 Jefferson Boulevard, Suite 2007, Warwick, RI 02886 | Phone: (401) 732-8900 | Fax: (401) 732-8920 | www.cayercaccia.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cayer Caccia, LLP

February 25, 2010

Cayer Caccia

Gerard R. Cayer
CPA, MST, CVA

Mark V. Caccia
CPA, MST, CVA

Donna T. Caccia
CPA, MST, CFP™

COMMUNICATION WITH THOSE CHARGED WITH GOVERNANCE UNDER STATEMENT ON AUDITING STANDARDS NO. 114

To the Board of Directors
The Capital Group Securities, Inc.
Cranston, Rhode Island

We have audited the financial statements of The Capital Group Securities, Inc. for the year ended December 31, 2009 and have issued our report thereon dated February 25, 2010. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated January 27, 2010. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by The Capital Group Securities, Inc. are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2009. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected.

Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. The most sensitive disclosure affecting the financial statements was the disclosure of the net capital requirements in Note 3.

Cayer Caccia, LLP | *Certified Public Accountants and Business Consultants*
931 Jefferson Boulevard, Suite 2007, Warwick, RI 02886 | Phone: (401) 732-8900 | Fax: (401) 732-8920 | www.cayercaccia.com

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements. In addition, none of the misstatements detected as a result of audit procedures and corrected by management were material, either individually or in the aggregate, to the financial statements taken as a whole.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 25, 2010.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This information is intended solely for the use of the Board of Directors and management of The Capital Group Securities, Inc. and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Cayer Caccia, LLP

CAYER CACCIA, LLP

February 25, 2010

Cayer Caccia

Gerard R. Cayer
CPA, MST, CVA

Mark V. Caccia
CPA, MST, CVA

Donna T. Caccia
CPA, MST, CFP™

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholders
of The Capital Group Securities, Inc.
Cranston, Rhode Island

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by The Capital Group Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating The Capital Group Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Capital Group Securities, Inc.'s management is responsible for the The Capital Group Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries (cancelled check) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

Cayer Caccia, LLP | *Certified Public Accountants and Business Consultants*
931 Jefferson Boulevard, Suite 2007, Warwick, RI 02886 | Phone: (401) 732-8900 | Fax: (401) 732-8920 | www.cayercaccia.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 25, 2010

Cayer Caccia, LLP

THE CAPITAL GROUP SECURITIES, INC.

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008

Cayer Caccia

Cayer Caccia, LLP | *Certified Public Accountants and Business Consultants*

THE CAPITAL GROUP SECURITIES, INC.

TABLE OF CONTENTS

	Schedule	Page(s)
Independent Auditor's Report		1
Statements of Financial Condition		2
Statements of Operations		3
Statements of Changes in Stockholders' Equity		4
Statements of Cash Flows		5
Notes to Financial Statements		6 – 8
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	I	10
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	II	11
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	III	12
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts	IV	13

Cayer Caccia

Gerard R. Cayer
CPA, MST, CVA

Mark V. Caccia
CPA, MST, CVA

Donna T. Caccia
CPA, MST, CFP™

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
of The Capital Group Securities, Inc.
Cranston, Rhode Island

We have audited the accompanying statements of financial condition of The Capital Group Securities, Inc. (a Rhode Island S-Corporation) (the Company) as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Capital Group Securities, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cayer Caccia, LLP

February 25, 2010

Cayer Caccia, LLP | *Certified Public Accountants and Business Consultants*
931 Jefferson Boulevard, Suite 2007, Warwick, RI 02886 | Phone: (401) 732-8900 | Fax: (401) 732-8920 | www.cayercaccia.com

THE CAPITAL GROUP SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2009 AND 2008

ASSETS

	2009	2008
Current assets:		
Cash and cash equivalents	$ 19,035	$ 43,621
Deposits with clearing organization	30,087	30,021
Commissions receivable	97,083	82,835
Total current assets	146,205	156,477
TOTAL ASSETS	$146,205	$156,477

LIABILITIES AND STOCKHOLDERS' EQUITY

	2009	2008
Current liabilities:		
Accounts payable	$ 8,300	$ 7,700
Total current liabilities	8,300	7,700
Stockholders' equity:		
Common stock, no par value, authorized 2,000 shares, issued and outstanding 100 shares	50,000	50,000
Additional paid-in-capital	52,000	52,000
Retained earnings	35,905	46,777
Total stockholders' equity	137,905	148,777
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$146,205	$156,477

SEE NOTES TO FINANCIAL STATEMENTS.

THE CAPITAL GROUP SECURITIES, INC.

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Revenue:		
Commission income	$837,415	$899,729
Expenses:		
Compensation	614,000	560,000
Administrative and occupancy	180,000	180,000
Professional fees	9,270	8,460
Licenses and permits	4,227	4,543
Other expenses	1,355	1,140
Total expenses	808,852	754,143
Income from operations	28,563	145,586
Other income:		
Interest income	565	1,807
Total other income	565	1,807
Net Income	$ 29,128	$147,393

SEE NOTES TO FINANCIAL STATEMENTS.

THE CAPITAL GROUP SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common Stock Shares	Common Stock Amount	Additional Paid-in-Capital	Retained Earnings	Total
Balance at December 31, 2007	100	$50,000	$52,000	$ 55,384	$ 157,384
Net income				147,393	147,393
Distributions to stockholders				(156,000)	(156,000)
Balance at December 31, 2008	100	50,000	52,000	46,777	148,777
Net income				29,128	29,128
Distributions to stockholders				(40,000)	(40,000)
Balance at December 31, 2009	100	$50,000	$52,000	$ 35,905	$ 137,905

SEE NOTES TO FINANCIAL STATEMENTS.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Cash flows from operating activities:		
Net income	$29,128	$147,393
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Commissions receivable	(14,248)	30,167
Deposits with clearing organization	(66)	(678)
Increase (decrease) in:		
Accounts payable	600	0
Net cash provided by operating activities	15,414	176,882
Cash flows from financing activities:		
Distributions to stockholders	(40,000)	(156,000)
Net cash used for financing activities	(40,000)	(156,000)
Net increase (decrease) in cash and cash equivalents	(24,586)	20,882
Cash and cash equivalents, beginning of year	43,621	22,739
Cash and cash equivalents, end of year	$ 19,035	$ 43,621

SEE NOTES TO FINANCIAL STATEMENTS.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company operates primarily throughout Rhode Island as a broker-dealer, registered with the Securities and Exchange Commission under Section 15 of the Securities Exchange Act of 1934 and is a member of the FINRA.

Revenue Recognition

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Commissions Receivable

Commissions receivable consist primarily of revenues earned but not yet received from the sale of mutual funds and variable annuities. Based on management's evaluation, no allowance for doubtful accounts is deemed necessary.

Fair Value of Financial Instruments

The carrying amounts of financial instruments reflected in the Statements of Financial Condition, including cash, cash equivalents, commissions receivable, and accounts payable approximate their fair values based on their short-term nature.

Income Taxes

The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. Under those provisions, the Company generally will not pay corporate income taxes on its taxable income. Instead, the shareholders are liable for income taxes on the Company's taxable income as it affects the shareholders' individual income tax returns.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(CONTINUED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassifications

Certain reclassifications have been made to the 2008 financial statements to conform to the classifications used in the 2009 financial statements.

2. TRANSACTIONS WITH RELATED PARTIES

Effective January 1, 2005, the Company entered into an expense sharing agreement with The Capital Group Financial Advisors, Inc. whereby the Company pays the monthly sum of $15,000 in the form of a management fee in consideration of rent, utilities, administrative salaries, and other general and administrative expenses paid on behalf of the Company. The shareholders of The Capital Group Financial Advisors, Inc. own 100% of the outstanding stock of the Company. In addition, the Company agrees to pay the monthly sum of $20,000 in consideration of officers' salaries to The Capital Group Financial Advisors, Inc. The Company may pay, on a monthly, quarterly, or annual basis, a bonus for officers' salaries. For the years ended December 31, 2009 and 2008, total compensation including bonuses totaled $614,000 and $560,000, respectively.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

The Company's net capital as computed under 15c3-1 was $40,220 at December 31, 2009 which was $35,220 in excess of the $5,000 required net capital amount. The ratio of aggregate indebtedness to net capital at December 31, 2009 was 0.21 to 1.

The Company's net capital as computed under 15c3-1 was $65,342 at December 31, 2008 which was $60,342 in excess of the $5,000 required net capital amount. The ratio of aggregate indebtedness to net capital at December 31, 2008 was 0.12 to 1.

4. CONCENTRATIONS OF CREDIT AND ECONOMIC RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include various financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standings of each counterparty with which it conducts business.

(CONTINUED)

4. CONCENTRATIONS OF CREDIT AND ECONOMIC RISK (Continued)

The Company maintains cash deposits at various financial institutions. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk with its cash deposits, which at times may exceed federally insured limits.

At December 31, 2009, the carrying amount of the Company's deposits was $19,035 and the bank balance was $143,035, of which the entire amount was covered by federal depository insurance.

At December 31, 2008, the carrying amount of the Company's deposits was $43,621 and the bank balance was $174,621, of which the entire amount was covered by federal depository insurance.

5. COMMITMENTS

On October 13, 2000, the Company entered into an agreement with a clearing organization whereby the clearing organization offers certain clearing, execution, and related services for transactions in securities. The agreement stipulates that the Company will maintain a $25,000 escrow deposit, rising to $50,000 one year following the date of the agreement. At December 31, 2009 the clearing organization has not requested this increase. The balance on deposit at December 31, 2009 totaled $30,087, resulting in a difference of $19,913. In the event of termination of its agreement with the clearing organization, the Company will be charged for the actual cost of the transfer but not less than $7,500.

6. MAJOR VENDORS

For the year ended December 31, 2009, the Company received 68% of its commission income from four different vendors. For the year ended December 31, 2008, the Company received 66% of its income from four different vendors.

7. SUBSEQUENT EVENT

Management has evaluated potential subsequent events through February 25, 2010 (financial statement issuance date) and has determined that no disclosures are required.

(CONCLUDED)

SUPPLEMENTARY INFORMATION

THE CAPITAL GROUP SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2009 AND 2008

	2009	2008
Net capital:		
Common stock	$ 50,000	$ 50,000
Additional paid-in-capital	52,000	52,000
Retained earnings	35,905	46,777
Total	137,905	148,777
Adjustments to net capital:		
Nonallowable asset	(97,083)	(82,835)
Haircuts	(602)	(600)
Net capital, as defined	$ 40,220	$ 65,342
Aggregate indebtedness:		
Accounts payable	$ 8,300	$ 7,700
Total aggregate indebtedness	$ 8,300	$ 7,700
Capital requirements	$ 5,000	$ 5,000
Net capital in excess of requirement	$ 35,220	$ 60,342
Ratio of aggregate indebtedness to net capital	0.21 to 1	0.12 to 1
Reconciliation with the Company's computation (included in Part II of Form X-17A-5) as of December 31:		
Net capital, as reported in the Company's Part IIA (Unaudited) FOCUS Report	$ 41,520	$ 73,042
Net audit adjustments	(1,300)	(7,700)
Net capital per above	$ 40,220	$ 65,342

SEE INDEPENDENT AUDITOR'S REPORT.

THE CAPITAL GROUP SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2009 AND 2008

The Capital Group Securities, Inc. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not applicable.

THE CAPITAL GROUP SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009 AND 2008

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3) or (2) for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

THE CAPITAL GROUP SECURITIES, INC.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS DECEMBER 31, 2009 AND 2008

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).